Date and Time: August 5, 2010 02:12 PM Pacific Time

Ministry of Finance BC Registry Services	Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard St. Victoria BC 250 356-8626

Notice of Articles
BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: August 5, 2010 02:00 PM Pacific Time

Incorporation Number:                      BC0870265

Recognition Date and Time: December 31, 2009 09:47 AM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company: PRIMERO MINING CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
1500 ROYAL CENTRE	1500 ROYAL CENTRE
1055 WEST GEORGIA STREET, P.O. BOX 11117	1055 WEST GEORGIA STREET, P.O. BOX 11117
VANCOUVER BC V6E 4N7	VANCOUVER BC V6E 4N7
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
1500 ROYAL CENTRE	1500 ROYAL CENTRE
1055 WEST GEORGIA STREET, P.O. BOX 11117	1055 WEST GEORGIA STREET, P.O. BOX 11117
VANCOUVER BC V6E 4N7	VANCOUVER BC V6E 4N7
CANADA	CANADA

BC0870265 Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Quartermain, Robert
Mailing Address:	Delivery Address:
723 - 666 LEG IN BOOT SQUARE	723 - 666 LEG IN BOOT SQUARE
VANCOUVER BC V5Z 4B3	VANCOUVER BC V5Z 4B3
CANADA	CANADA

Last Name, First Name, Middle Name:
Riley, Michael E.
Mailing Address:	Delivery Address:
3124 - 142ND STREET	3124 - 142ND STREET
SURREY BC V4P 2J3	SURREY BC V4P 2J3
CANADA	CANADA

Last Name, First Name, Middle Name:
BEAULIEU, JOHN
Mailing Address:	Delivery Address:
14013 SE 35TH LOOP	14013 SE 35TH LOOP
VANCOUVER WA 98683	VANCOUVER WA 98683
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
NESMITH, WADE
Mailing Address:	Delivery Address:
SUITE 1500 - 885 WEST GEORGIA STREET	SUITE 1500 - 885 WEST GEORGIA STREET
VANCOUVER BC V6C 3E8	VANCOUVER BC V6C 3E8
CANADA	CANADA

Last Name, First Name, Middle Name:
DEMERS , DAVID
Mailing Address:	Delivery Address:
2187 GISBY STREET	2187 GISBY STREET
WEST VANCOUVER BC V7V 4N5	WEST VANCOUVER BC V7V 4N5
CANADA	CANADA

Last Name, First Name, Middle Name:
Conway, Joseph
Mailing Address:	Delivery Address:
4 BREEN CRESCENT	4 BREEN CRESCENT
TORONTO ON M2P 1Z7	TORONTO ON M2P 1Z7
CANADA	CANADA

BC0870265 Page: 2 of 3

Last Name, First Name, Middle Name:
LUNA, EDUARDO

Mailing Address:	Delivery Address:
LAGO NYASSA 12-2	LAGO NYASSA 12-2
MEXICO 11520 D.F.	MEXICO 11520 D.F.
MEXICO	MEXICO

Last Name, First Name, Middle Name:
Edey, Grant
Mailing Address:	Delivery Address:
1726 THE PINES	1726 THE PINES
MISSISSAUGA ON L5J 4V5	MISSISSAUGA ON L5J 4V5
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value

With Special Rights or
Restrictions attached

2.	No Maximum	Preferred Shares	Without Par Value

With Special Rights or
Restrictions attached

BC0870265 Page: 3 of 3